Filed Pursuant to Rule 433 Registration No. 333-189050 Registration No. 333-189050-01 February 5, 2014

$850,000,000 3.900% Senior Notes due 2024 $1,150,000,000 5.100% Senior Notes due 2045

Issuer:	Enterprise Products Operating LLC

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Ratings:*	Baa1 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Ratings Services

Trade Date:	February 5, 2014

Expected Settlement Date:	February 12, 2014 (T+5)

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Principal Amount:	$850,000,000 for the 2024 Notes $1,150,000,000 for the 2045 Notes

Maturity Date:	February 15, 2024 for the 2024 Notes February 15, 2045 for the 2045 Notes

Coupon:	3.900% for the 2024 Notes 5.100% for the 2045 Notes

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2014 for the 2024 Notes February 15 and August 15, commencing August 15, 2014 for the 2045 Notes

Price to Public:	99.811% for the 2024 Notes 99.845% for the 2045 Notes

Net Proceeds (before expenses):	$1,981,023,500.00

Benchmark Treasury:	2.750% due November 15, 2023 for the 2024 Notes 3.625% due August 15, 2043 for the 2045 Notes

Benchmark Treasury Yield:	2.673% for the 2024 Notes 3.660% for the 2045 Notes

Spread to Benchmark Treasury:	+125 bps for the 2024 Notes +145 bps for the 2045 Notes

Yield to Maturity:	3.923% for the 2024 Notes 5.110% for the 2045 Notes

Make-Whole Call:	T+20 bps on the 2024 Notes T+25 bps on the 2045 Notes

Call at Par:	On or after November 15, 2023 on the 2024 Notes On or after August 15, 2044 on the 2045 Notes

CUSIP/ISIN:	29379V BB8/US29379VBB80 on the 2024 Notes 29379V BC6/US29379VBC63 on the 2045 Notes

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

Co-Managers:

DNB Markets, Inc.

RBS Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

BBVA Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

SMBC Nikko Securities America, Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

*Note: a securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1 (800) 831-9146, Barclays Capital Inc. at 1 (888) 603-5847, Deutsche Bank Securities Inc. at 1 (800) 503-4611 and Mizuho Securities USA Inc. at 1 (866) 271-7403.